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                             July 22, 2020

       James C. O'Rourke
       Chief Executive Officer and President
       The Mosaic Company
       101 East Kennedy Blvd, Suite 2500
       Tampa, Florida 33602

                                                        Re: The Mosaic Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed Febriary 20,
2020
                                                            File No. 001-32327

       Dear Mr. O'Rourke:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019 Filed February 20, 2020

       Notes to the Consolidated Financial Statements
       10. Investments in Non-Consolidated Companies, page F-56

   1. We refer to your response to our comment number 4. Please address the following:
                                                            You state that you
carry your investment in Canpotex under the equity method. Per
                                                           ASC 323-10-35-8 the
equity method is a one-line consolidation. Tell us why it is appropriate to
record the sales to Canpotex and related cost of sales in your financial statements instead
of in the line item Equity in net (loss) earnings of nonconsolidated companies.
                                                            Tell us how the
adoption of ASC 606 by you and Canpotex affected your accounting treatment for your
sales.
                                                             o   Tell us why
Canpotex is not considered the customer under ASC 606. It
                                                                 appears that
upon sale to Canpotex, a distributor, you should determine the transaction
price and record the sale following the guidance in ASC 606 and
 James C. O'Rourke
The Mosaic Company
July 22, 2020
Page 2

                 ASC 323-10-35. In this regards, please tell us if you have a contract with
                 Cantopex and what, if any, contracts exist between you and the unrelated third parties. Refer to ASC 606-10-25-1 through 25-8.
             o You state on page F-56 that "the effects of material intercompany transactions with the equity-method investments are eliminated, including the gross profit on sales to and purchases from your equity-method investments which is deferred until the time of sale to the final third party customer. " You appear to be using the sell-through method in recording your sales through Canpotex. Upon adoption of ASC 606, the sell-through method is no longer appropriate. Please clarify why your revenue recognition when the sales are made to third parties is consistent with ASC 606.
             o Tell us why you do not recognize your sales to Canpotex at a point in time.
                 Please tell us why the criteria in ASC 606-10-25-30 has not been met. In this respect, we understand that occasionally Canpotex pays Mosaic prior to the third party sales due to your 90-day payment terms, which appears to indicate that Canpotex has control of the inventory.
             o Tell us what estimates are made in determining the variable consideration relating to your sales and provide us a roll-forward of the changes in those estimates for the periods presented.
           Please tell us if Canpotex distributes potash for companies other than its two shareholders.
           You state that Canpotex is a stand-alone entity with its own assets
and
           employees. As Canpotex appears to be a worldwide distributor of potash, with multiple offices and investments in warehouses and shipment equipment, please help us understand why Canpotex's results of operations are designed to be break-even.
           Tell us why you carry your investment in Canpotex at zero and how that is consistent with ASC 323.
           You state on page 13 that you owned 38.1% of Canpotex in the first half of 2017 and that on July 1, 2017, it decreased to 36.2%. Please reconcile your disclosure with the discussion on Canpotex's website, which appears to indicate you owned 50% since
           2018. Clarify why using your proven peak capacity for determining equity ownership
FirstName LastNameJames C. O'Rourke
           is consistent with ASC 323-10. Tell us what percentage is used to determine your
Comapany significant
           NameThe Mosaic       Company
                        influence over operating and financing policies of Canpotex.
July 22, 2020 Page 2
FirstName LastName
 James C. O'Rourke
FirstName
The MosaicLastNameJames C. O'Rourke
            Company
Comapany
July       NameThe Mosaic Company
     22, 2020
July 22,
Page  3 2020 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Mary Mast at 202-551-3613 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences